UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3 TO REGISTRATION NO. 333-143582

POST-EFFECTIVE AMENDMENT NO. 3 TO REGISTRATION NO. 333-172588

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GIBRALTAR INDUSTRIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	16-1445150
(State or other jurisdiction of incorporation organization)	(I.R.S. Employer Identification No.)

3556 Lake Shore Road, P.O. Box 2028 Buffalo, New York	14219-0228
(address of principal executive offices)	(zip code)

Gibraltar Industries, Inc. 2005 Equity Incentive Plan

(Full title of the plan)

Kenneth W. Smith

Senior Vice President and Chief Financial Officer

Gibraltar Industries, Inc.

3556 Lake Shore Road

P.O. Box 2028

Buffalo, New York 14219-0228

(Name and address of agent for service)

Telephone number, including area code, of agent for service: (716) 826-6500

Copy To:

Michael E. Storck, Esq.

Lippes Mathias Wexler Friedman LLP

665 Main Street, Suite 300

Buffalo, New York 14203

(716) 853-5100

CALCULATION OF REGISTRATION FEE

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer”, “accelerated filer”, and “small reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

Title of Securities to be Registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock	(1)	(1)	(1)	N/A (1)

(1)	This Post-Effective Amendment No. 3 to Registration Statement No. 333-143582 and Registration Statement No. 333-172588 does not register any additional shares. This Post-Effective Amendment No. 3 pertains to the 2,250,000 shares registered on Form S-8 Registration Statement No. 333-143582 and the 750,000 shares registered on Form S-8 Registration Statement No. 333-172588. The filing fees for the 3,000,000 shares those registrations cover were paid when the registration statements were filed on June 7, 2007 and March 3, 2011, respectively.

EXPLANATORY NOTES

On June 7, 2007, Gibraltar Industries, Inc. (the “Registrant”) filed a Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”) on Form S-8 (Registration No. 333-143582) registering 2,250,000 shares of the Registrant’s common stock $0.01 par value, for issuance under the Registrant’s 2005 Equity Incentive Plan. On November 2, 2007, the Registrant filed a reoffer prospectus with respect to the 2005 Equity Incentive Plan on Form S-8 (Registration No. 333-147117). On February 25, 2009, the Registrant’s Board of Directors (the “Board”) approved a Third Amendment and Restatement of the 2005 Equity Incentive Plan, which, as further modified by the Board on April 17, 2009, among other things, increased the number of shares reserved under the 2005 Equity Incentive Plan from 2,250,000 to 3,000,000. On May 18, 2009, the Registrant’s stockholders approved the adoption of the Third Amendment and Restatement of the 2005 Equity Incentive Plan (the “Plan”). On March 3, 2011, the Registrant registered the additional 750,000 shares included in the Plan and filed a reoffer prospectus on Form S-8 (Registration No. 333-172588). Pursuant to General Instruction E of Form S-8, this Registration Statement incorporates by reference the contents of our Registration Statements on Form S-8 (Registration Nos. 333-143582, 333-147117, and 333-172588), except as otherwise set forth herein.

This Registration Statement includes a reoffer prospectus in Part I (the “Revised Reoffer Prospectus”), which has been revised to update the reoffer prospectuses that were filed with the Registrant’s Form S-8 Registration Statements No. 333-143582 and No. 333-172588. The Revised Reoffer Prospectus has been prepared in accordance with General Instruction C of Form S-8 and the requirements of Part I of Form S-3, and may be used for reoffers of shares of common stock (acquired or to be acquired pursuant to awards granted under the Plan) that are defined as “control securities” or “restricted securities” under General Instruction C of Form S-8.

The names of persons selling shares under the Revised Reoffer Prospectus and the amount of such shares are set forth below under the caption “Selling Stockholders” to the extent we presently have such information. However, other affiliate selling stockholders may elect to sell shares under the Revised Reoffer Prospectus as they receive them from time to time in the future in which case, as their names and amounts of shares to be reoffered become known, we will supplement the Revised Reoffer Prospectus with that information. In addition, as permitted by General Instruction C of Form S-8, certain non-affiliates holding less than the lesser of 1,000 shares or 1% of our common stock issuable under the Plan may resell restricted securities issued under the Plan up to that amount under the Revised Reoffer Prospectus without being named therein. Any securities covered by the Revised Reoffer Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to the Revised Reoffer Prospectus.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information.

The documents containing the information specified in Part I of this Registration Statement will be sent or given without charge to all persons who participate in the Plan, as specified by Rule 428(b)(1) of the Securities Act. These documents are not required to be and are not filed with the Securities and Exchange Commission (the “Commission”) as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 of the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Item 2. Registrant Information and Employee Plan Annual Information.

We will furnish without charge to any person to whom information is required to be delivered, upon written or oral request, a copy of each document incorporated by reference in Item 3 of Part II of this registration statement. Requests should be directed to: Attention: Timothy F. Murphy, Gibraltar Industries, Inc., 3556 Lake Shore Road, P.O. Box 2028, Buffalo, NY 14219-0228 at (716) 826-6500.

The Revised Reoffer Prospectus described in the Explanatory Notes begins on the following page.

REOFFER PROSPECTUS

588,917 Shares of Common Stock

This reoffer prospectus relates to the reoffer and resale of up to 588,917 shares of common stock, par value $0.01 per share of Gibraltar Industries, Inc., issuable pursuant to the terms of our 2005 Equity Incentive Plan as amended (the “Plan”), which may be offered for sale from time to time by certain of our stockholders (“Selling Stockholders”), who have acquired or in some cases may hereafter acquire shares under the Plan, as described below under the caption “Selling Stockholders.” We will not receive any proceeds from the sale of shares of common stock pursuant to this reoffer prospectus. These Selling Stockholders may resell all, a portion, or none of the shares of common stock to which this reoffer prospectus relates from time to time. The names of persons selling shares under this reoffer prospectus and the amount of such shares are set forth below under the caption “Selling Stockholders” to the extent we presently have such information. However, other affiliate selling stockholders may elect to sell shares under this reoffer prospectus as they receive them from time to time in the future in which case, as their names and amounts of shares to be reoffered become known, we will supplement this reoffer prospectus with that information. In addition, as permitted by General Instruction C of Form S-8, certain non-affiliates holding less than the lessor of 1,000 shares or 1% of our common stock issuable under the Plan may resell restricted securities issued under the Plan up to that amount under this reoffer prospectus without being named herein. Any securities covered by this reoffer prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this reoffer prospectus. See “Selling Stockholders” beginning on page 9.

This reoffer prospectus has been prepared for the purpose of registering the shares under the Securities Act of 1933, as amended (the “Securities Act”) to allow for future sales by the Selling Stockholders, on a continuous or delayed basis, to the public without restriction. Each Selling Stockholder that sells shares of our common stock pursuant to this reoffer prospectus may be deemed to be an “underwriter” within the meaning of the Securities Act. Any commissions received by a broker or dealer in connection with resales of shares may be deemed to be underwriting commissions or discounts under the Securities Act.

You should carefully read this reoffer prospectus, including the information it incorporates by reference, and any accompanying prospectus supplement before making a decision to purchase shares from the Selling Stockholders. The shares of common stock registered hereby may be sold from time to time directly by, or on behalf of, each of the Selling Stockholders in one or more transactions on the NASDAQ Stock Exchange Global Select Market® or on any other stock exchange on which our common stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. We will not receive any proceeds from any of these sales. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by each Selling Stockholders will be borne by that Selling Stockholder. See “Plan of Distribution” beginning on page 12.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 2.

Our common stock is listed on the NASDAQ Stock Exchange Global Select Market® under the trading symbol “ROCK.” On May 9, 2014, the last reported sale price of our common stock on the NASDAQ Stock Exchange Global Select Market® was $15.88 per share.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

The date of this reoffer prospectus is May 9, 2014

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This reoffer prospectus and the documents incorporated by reference herein, other than historical statements, contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are based, in whole or in part, on current expectations, estimates, forecasts, and projections about the Company’s business, and management’s beliefs about future operations, results, and financial position. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “estimates,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, competition, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this reoffer prospectus. Those factors should not be construed as exhaustive and should be read with the other cautionary statements in “Risk Factors”.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained herein. In addition, even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this reoffer prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements that we make herein speak only as of the date of those statements, and we undertake no obligation to update those statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

You should read this reoffer prospectus in its entirety and with the understanding that actual results in the future may be materially different from what we presently expect. We will not update these forward-looking statements, even if our situation or expectations change in the future.

You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different from that contained in this document. This document may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date of this document.

v

BUSINESS OVERVIEW OF GIBRALTAR INDUSTRIES, INC.

This summary highlights important information about our business and about this reoffering. It does not include all information that is important to you in making a decision to purchase shares. For a more complete understanding of our business and the reoffering, you should read this entire reoffer prospectus, including the section entitled “Risk Factors” herein and our consolidated financial statements and the related notes incorporated by reference into this reoffer prospectus.

In this reoffer prospectus, unless otherwise stated or the context otherwise requires, references in this reoffer prospectus to “Gibraltar,” “the Registrant,” “the Company,” “we,” “us,” and “our” refer to Gibraltar Industries, Inc. and its subsidiaries on a consolidated basis.

Our Business

Gibraltar is a leading manufacturer and distributor of products that provide structural and architectural enhancements for residential homes, low-rise retail, other commercial and professional buildings, industrial plants, bridges and a wide variety of other structures. These products include ventilation products, mail and package storage products, rain dispersion products and roofing accessories, bar grating, expanded and perforated metal, plus expansion joints and structural bearings for roadways and bridges. We believe Gibraltar has strong brand recognition in these product categories which provides us with product leadership positions. We serve customers primarily throughout North America and Europe, and to a lesser extent, in Asia, Africa, and Central and South America. As of March 31, 2014, we operated 45 facilities in 23 states, Canada, England and Germany, giving us a broad platform for just-in-time delivery and support to our customers.

Our Strategy

Our strategy is to position Gibraltar as a low-cost provider and a market share leader in product areas that offer the opportunity for sales growth and margin enhancement over the long-term. We focus on operational excellence, including lean initiatives throughout the Company to position Gibraltar as our customers’ low-cost provider of the products we offer. We continuously seek to improve our on-time delivery, quality, and service to position Gibraltar as a preferred supplier to our customers. During recent years, Gibraltar invested in new enterprise resource planning (“ERP”) systems which, among other things, have enabled us to more effectively manage our inventory, forecast customer orders, improve supply chain management and respond in a more timely manner to volatile raw material costs. At the same time, we have significantly reduced our working capital levels while maintaining a high level of customer service.

Our Industry

Our business occupies an intermediate market between the primary steel, aluminum, resin, and other basic material producers and the wholesale, retail building supply, industrial manufacturing, and highway construction markets. The primary producers typically focus on producing high volumes of their product. We purchase raw materials from these producers and, through various production processes, convert these raw materials into specialized products for use in the construction or repair and remodel of residential and commercial buildings, industrial and transportation structures, and other products. We primarily distribute our products through wholesale distributors, retailers, and contractors.

RISK FACTORS

In addition to the other information set forth in this reoffer prospectus, including the information we incorporate herein by reference, you should carefully consider the following risks. If any of the following risks actually occur, our business, financial condition and/or operating results could be materially adversely affected.

The global recession that began in 2008 adversely affected and may continue to adversely affect our business and our industries, as well as the industries and businesses of many of our customers and suppliers.

The volatile domestic and global recessionary climate has had significant negative impacts on our business. The global recession, and the sluggish pace of the recovery, resulted in a significant decrease in customer demand, diminished availability of credit and other capital, in all of our end markets.

The impacts of slow and uneven recovery in customer demand in many of our markets and government measures to aid economic recovery, including various measures intended to provide stimulus to the economy in general or to certain industries, as well as the growing debt levels of the United States and other countries, especially in Europe, continue to be unknown. Although domestic credit markets have largely stabilized from the height of the financial crisis, the effects of the financial crisis continue to present additional risks to us, our customers and suppliers. In particular, there is no guarantee that the credit markets or liquidity will not once again be restricted. In addition, uncertainties in Europe regarding the financial sector and sovereign debt and the potential impact on banks in other regions of the world will continue to weigh on global and domestic growth. We are unable to predict the strength, pace or sustainability of the economic recovery or the effects of government intervention or debt levels. The construction market has shown signs of stabilizing. However, global economic conditions, particularly in Europe, remain fragile, and the possibility remains that the domestic or global economies, or certain industry sectors of those economies that are key to our sales, may continue to be slow or could further deteriorate, which could result in a corresponding decrease in demand for our products and negatively impact our results of operations and financial condition.

Our amount of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and prevent us from meeting our obligations.

We had total indebtedness of $214.0 million as of March 31, 2014. We may not be able to generate sufficient cash flow from operating results and other sources to service all of our indebtedness, including the 6.25% Senior Subordinated Notes (6.25% Notes), and may be forced to take other actions to satisfy our obligations under our debt agreements, which may not be successful.

Our ability to make scheduled debt service payments or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement governing the revolving credit facility and the indenture that governs the 6.25% Notes restricts our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	the lenders under the revolving credit facility could terminate their commitments to loan money, and foreclose against the assets securing their borrowings; and

•	we could be forced into bankruptcy or liquidation.

Relative to current indebtedness levels, we may still be able to incur substantially more debt. This could further exacerbate the risks described above.

On January 31, 2013, the Company issued $210.0 million of 6.25% Notes due February 1, 2021.

We also have a Senior Credit Agreement that provides the Company with a revolving credit facility commitment of up to $200 million with borrowings limited to the lesser of (i) $200 million or (ii) a borrowing base determined by reference to the trade receivables, inventories, and property, plant, and equipment of our significant domestic subsidiaries. At March 31, 2014, we had $117 million of availability under our revolving credit facility. Under the terms of our Senior Credit Agreement, we are required to repay all amounts outstanding under the revolving credit facility by October 10, 2016. Our principal operating subsidiary, Gibraltar Steel Corporation of New York, is also a borrower under the Senior Credit Agreement and the full amount of our commitments under the revolving credit facility may be borrowed by that subsidiary.

Our substantial degree of indebtedness could have other important consequences, including the following:

•	it may limit our ability to obtain additional debt or equity financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, and general corporate or other purposes;

•	a substantial portion of our cash flows from operations have been and are expected to be dedicated to the payment of principal and interest on our indebtedness and may not be available for other purposes, including our operations, capital expenditures, and future business opportunities;

•	certain of our borrowings, including borrowings under the Senior Credit Agreement, are at variable rates of interest, exposing us to the risk of increased interest rates; and

•	it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt.

Restrictive covenants may adversely affect our operations.

The Senior Credit Agreement and the indenture governing our 6.25% Notes contain various covenants that limit our ability to, among other things:

•	incur additional debt or provide guarantees in respect of obligations of other persons;

•	pay dividends or distributions or redeem or repurchase capital stock;

•	prepay, redeem, or repurchase debt;

•	make loans, investments including acquisitions, and capital expenditures;

•	incur debt that is senior to our 6.25% Notes but junior to our indebtedness under the Senior Credit Agreement and other senior indebtedness;

•	incur liens;

•	receive distributions from our subsidiaries;

•	sell assets and capital stock of our subsidiaries;

•	consolidate or merge with or into, or sell substantially all of our assets to, another person; and

•	enter into new lines of business.

In addition, the restrictive covenants in the Senior Credit Agreement include a single financial covenant that requires the Company to maintain a minimum fixed charge coverage ratio of 1.25 to 1.00. Our ability to meet the restrictive covenants in the future can be affected by events beyond our control and we cannot assure you that we will meet the financial ratio. A breach of any of these covenants would result in a default under the Senior Credit Agreement. Upon the occurrence of an event of default under the Senior Credit Agreement, we would attempt to receive a waiver from our lenders, which could result in us incurring additional financing fees that would be costly and adversely affect our profitability and cash flows. If a waiver was not provided, the lenders could elect to declare all amounts outstanding under such facility to be immediately due and payable and terminate all commitments to extend further credit. If such event of default and election occurs, the lenders under the Senior Credit Agreement would be entitled to be paid before current 6.25% Note holders receive any payment under our 6.25% Notes. In addition, if we were unable to repay those amounts, the lenders under the Senior Credit Agreement could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all our assets as collateral under the Senior Credit Agreement. If the lenders under the Senior Credit Agreement accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay debt outstanding under the Senior Credit Agreement and our other indebtedness, including our 6.25% Notes, or borrow sufficient funds to refinance such indebtedness. An acceleration of the amounts outstanding under the Senior Credit Agreement would result in an event of default under the 6.25% Notes which would then entitle the holders thereof to accelerate and demand repayment of the 6.25% Notes as well. Even if we are able to obtain new financing to pay the amounts due under the Senior Credit Agreement and 6.25% Notes, it may not be on commercially reasonable terms, or terms that are acceptable to us. A breach of any of our covenants would have an adverse effect on our business, results of operations, and cash flow.

Variable rate indebtedness subjects us to interest rate risk which could cause our debt service obligations to increase significantly.

Certain of our borrowings, primarily borrowings under the Senior Credit Agreement, are, and are expected to continue to be, at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase on any amounts outstanding under the Senior Credit Agreement, and our net income would decrease. Assuming all revolving loans were fully drawn or funded on March 31, 2013, as applicable, each 25 basis point change in interest rates would result in a $0.5 million change in annual interest expense on debt outstanding under the Senior Credit Agreement.

New construction and home repair and remodeling markets account for a significant portion of our sales, and any substantial reduction in demand from these activities is likely to adversely affect our profitability and cash flow.

The overall downturn in the economy, the disruption in capital and credit markets, declining real estate values, high unemployment rates, and reduced consumer confidence and spending have caused significant reductions in demand from our end markets in general and, in particular, the construction and home repair and remodeling markets. The construction industry and home repair and remodeling markets in North America have shown signs of stabilizing from further erosion. However, these markets are still depressed compared to historic norms, and we cannot predict the strength, pace or sustainability of recovery in these markets.

Our largest customers are retail home improvement centers and wholesale distributors who serve our key end markets. The Home Depot accounted for approximately 12%, 12%, 12%, and 13% of our net sales during the quarter ended March 31, 2014, and the years ended 2013, 2012, and 2011, respectively.

A loss of sales due to decreased demand from the construction market, the home repair and remodel market, any significant customer in these markets, or a decrease in the prices that we can realize from sales of our products to customers in these markets could adversely affect our profitability and cash flows. The end markets we serve have been and are expected to continue to be cyclical, with product demand based on numerous factors such as seasonal weather, availability of credit, interest rates, general economic conditions, consumer confidence, unemployment levels, and other factors beyond our control. The economic conditions experienced in the earlier years of the recession negatively affected all of these factors. If demand for the products we sell to these markets were to be further reduced, this could negatively affect our sales, financial results, and cash flows in the future.

A loss of sales due to decreased demand from the residential building market, the repair and remodel market, any significant customer in these markets, or any of the other industries we serve, or a decrease in the prices that we can realize from sales of our products to customers in any of these markets could adversely affect our profitability and cash flows. The end markets we serve have been and are expected to continue to be cyclical, with product demand based on numerous factors such as availability of credit, interest rates, general economic conditions, consumer confidence, unemployment levels, and other factors beyond our control. The economic conditions experienced in the earlier years of the recession negatively affected all of these factors. Modest recovery in the past two years has demonstrated improvement in these factors and in our results of operations and cash flow.

We rely on a few customers for a significant portion of our net sales. The loss of those customers would adversely affect our business.

Some of our customers are material to our business and results of operations. Our ten largest customers accounted for approximately 28%, 29%, 30%, and 31% of our net sales during the quarter ended March 31, 2014 and the years ended 2013, 2012, and 2011, respectively. Our percentage of net sales to our major customers may increase if we are successful in executing our strategy of broadening the range of products we sell to existing customers. In such as event, or in the event of any consolidation of our customers, our net sales may be increasingly sensitive to deterioration in the financial condition of, or other adverse developments with, one or more of our largest customers. Similarly, many of our customers have also experienced and continue to experience challenging financial conditions. The financial difficulties of certain customers and/or their failure to obtain credit or otherwise improve their overall financial condition could result in numerous changes within the markets we serve, reduced demand, decreased production, changes in product mix, unfavorable changes in the prices, terms or conditions we are able to obtain and other changes that may result in decreased purchases from us and otherwise negatively impact our business. These customers are also able to exert pricing and other influences on us, requiring us to market, deliver, and promote our products in a manner that may be more costly to us. Moreover, we generally do not have long-term contracts with our customers. As a result, although our customers periodically provide indications of their anticipated product needs and purchases, they generally purchase our products on an order-by-order basis, and the relationship, as well as particular orders, can be terminated at any time. The loss, bankruptcy, or significant decrease in business from any of our major customers would have a material adverse effect on our business, results of operations, and cash flow. While we have taken and will continue to take steps intended to mitigate the impact of financial difficulties and potential bankruptcy filings by our customers, these matters could have a negative impact on our business.

Our business is highly competitive and increased competition could reduce our gross profit, net income, and cash flow.

The principal markets that we serve are highly competitive. Competition is based primarily on quality, price, raw material and inventory availability, and the ability to meet delivery schedules dictated by customers. We compete in our principal markets with companies of various sizes, some of which have greater financial and other resources than we do and some of which have better established brand names in the markets we serve. Increased competition could force us to lower our prices or to offer additional services or enhanced products at a higher cost to us, which could reduce our gross profit, net income, and cash flow and cause us to lose market share.

Our future operating results may be affected by fluctuations in raw material costs. We may not be able to pass on increased raw material costs to our customers.

Our principal raw materials are commodity products consisting of steel, aluminum, and resins, which we purchase from multiple primary suppliers. The commodity market as a whole is cyclical, and at times availability and pricing can be volatile due to a number of factors beyond our control, including general economic conditions, domestic and worldwide demand, labor costs, competition, import duties, tariffs, and currency exchange rates. This volatility can significantly affect our raw material costs.

Global consolidation of the primary steel producers and increased demand from other nations such as China and India continue to put upward pressure on market prices for steel and other commodities. Additionally, we are required to maintain moderate to high levels of inventories to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase raw materials on a regular basis in an effort to maintain our inventory at levels that we believe are sufficient to satisfy the anticipated needs of our customers based upon expected buying practices and market conditions. In an environment of increasing raw material prices, competitive conditions will impact how much of the steel price increases we can pass on to our customers. To the extent we are unable to pass on price increases in our raw materials to our customers, the profitability of our business and resulting cash flows could be adversely affected. In the event of rapidly decreasing raw material prices, we may be left to absorb the cost of higher cost inventory as customers receive reduced pricing related to decreases in raw material costs. To the extent we are unable to match our costs to purchase raw materials to prices given to our customers, the profitability of our business and resulting cash flows could be adversely affected.

Lead time and the cost of our products could increase if we were to lose one of our primary suppliers.

If, for any reason, our primary suppliers of steel, aluminum, resins, or other materials should curtail or discontinue deliveries to us in quantities we need and at prices that are competitive, our business could suffer. The number of available suppliers has been reduced in recent years due to industry consolidation and bankruptcies affecting steel and metal producers and this trend may continue. Our top ten suppliers accounted for 30% of our purchases during 2013. We could be significantly and adversely affected if delivery were disrupted from a major supplier or several suppliers. In addition, we do not have long-term contracts with any of our suppliers. If, in the future, we were unable to obtain sufficient amounts of the necessary metals at competitive prices and on a timely basis from our traditional suppliers, we may not be able to obtain such metals from alternative sources at competitive prices to meet our delivery schedules, which would have a material adverse effect on our results, profitability, and cash flow.

Increases in energy and freight prices would increase our operating costs and we may be unable to pass all these increases on to our customers in the form of higher prices for our products. We use energy to manufacture and transport our products. In particular, our plants use considerable amounts of electricity and our freight expenses include the cost of fuel to operate trucks. Our operating costs increase if energy costs rise. Although we do not believe we have experienced materially higher energy costs as a result of new or more stringent environmental regulations of our energy suppliers, such regulations could increase the cost of generating energy that is passed on to us. We do not hedge our exposure to higher prices via energy futures contracts. During periods of higher freight and energy costs, we may not be able to recover our operating cost increases through price increases without reducing demand for our products. Increases in energy prices may reduce our profitability and cash flows if we are unable to pass all the increases on to our customers through higher selling prices.

We may not be able to identify, manage, and integrate future acquisitions successfully and if we are unable to do so, we are unlikely to sustain growth in net sales or profitability and our ability to repay our outstanding indebtedness may decline.

Historically, we have grown through a combination of internal growth plus external expansion through acquisitions such as the acquisitions made during the last three years. Although we intend to actively pursue our growth strategy in the future, we cannot provide any assurance that we will be able to identify appropriate acquisition candidates or, if we do, that we will be able to negotiate successfully the terms of an acquisition, finance the acquisition, or integrate the acquired business profitably into our existing operations. Integration of an acquired business could disrupt our business by diverting management away from other day-to-day operations and could result in liabilities that were not anticipated. Further, failure to integrate any acquisition successfully may cause significant operating inefficiencies and could adversely affect our profitability and our ability to repay our outstanding indebtedness. Consummating an acquisition could require us to raise additional funds through additional equity or debt financing. Additional debt financing would increase our interest expense and reduce our cash flow otherwise available to reinvest in our business and neither debt nor equity financing may be available on satisfactory terms when required.

We are subject to information system security risks and systems integration issues could disrupt our internal operations.

We are dependent upon information technology and networks in connection with a variety of business activities, including the distribution of information internally and also to our customers and suppliers. In addition, we collect and store significant amounts of confidential data and information. This information technology and data is subject to theft, damage, or interruption from a variety of sources, including but not limited to malicious computer code, such as worms, viruses and Trojan horses, security breaches, and defects in design. The implementation of new information technology solutions could lead to interruptions of information flow internally and to our customers and suppliers while the implementation project is being completed. We implemented new systems during the past three years at several business units. Various measures have been taken to manage our risks related to information system and network disruptions and to prevent attempts to gain unauthorized access through the internet to our information systems. Nevertheless, a security breach, system failure, or failure to integrate legacy systems of acquisitions or to implement new systems properly could negatively impact our operations and financial results. In addition, cyber attacks could threaten, or even impair, the integrity and value of our trade secrets and other sensitive intellectual property.

We depend on our senior management team, and the unexpected loss of any member could adversely affect our operations.

Our success is dependent on the management and leadership skills of our senior executive and divisional management teams. The unexpected loss of any of these individuals, or an inability to attract and retain additional personnel could prevent us from successfully executing our business strategy. We cannot assure you that we will be able to retain our existing senior management personnel or to attract additional qualified personnel when needed. We have not entered into employment agreements with any of our senior management personnel other than Brian J. Lipke, our Chairman of the Board and Chief Executive Officer.

We could incur substantial costs in order to comply with, or to address any violations of, environmental laws.

Our operations and facilities are subject to a variety of federal, state, local, and foreign laws and regulations relating to the protection of the environment and human health and safety. Compliance with these laws and regulations sometimes involves substantial operating costs and capital expenditures, and any failure to maintain or achieve compliance with these laws and regulations or with the permits required for our operations could result in fines and civil or criminal sanctions, third-party claims for property damage or personal injury, cleanup costs or temporary or permanent discontinuance of operations including claims arising from the businesses and facilities that we have sold. We sometimes use hazardous and regulated substances such as petroleum products, hydraulic fluids, and solvents in our operations and are responsible for the proper handling, storage and disposal of hazardous materials and wastes. For certain businesses we have divested, we have provided limited indemnifications for environmental contamination to the successor owners. We have also acquired and continue to acquire businesses and facilities to add to our operations. While we sometimes receive indemnification for pre-existing environmental contamination, the party providing the indemnification may not have sufficient resources to cover the cost of any required measures. Certain facilities of ours have been in operation for many years and we may be liable for remediation of any contamination at our current or former facilities; or at off-site locations where wastes have been sent for disposal, regardless of fault or whether we, our predecessors or others are responsible for such contamination. We have been responsible for remediation of contamination at some of our locations and, while such costs have not been material to date, the cost of remediation of any newly-discovered contamination cannot be quantified, and we cannot assure you that it will not materially affect our profits or cash flows. Changes in environmental laws, regulations or enforcement policies, including without limitation new or more stringent regulations affecting greenhouse gas emissions or use of fossil fuels, could have a material adverse effect on our business, financial condition, or results of operations.

Labor disruptions at any of our major customers or at our own manufacturing facilities could adversely affect our results of operations and cash flow.

Many of our customers have unionized workforces and could experience labor disruptions such as work stoppages, slow-downs, and strikes. A labor disruption at one or more of our customers could interrupt production or sales by that customer and cause the customer to halt or limit orders for our products and services. Any such reduction in the demand for our products and services would adversely affect our net sales, results of operations, and cash flow.

In addition, approximately 14% of our own employees are represented by unions through various collective bargaining agreements. None of our current collective bargaining agreements are scheduled to expire until June 30, 2016. It is likely that our unionized employees will seek an increase in wages and benefits at the expiration of these agreements, and we may be unable to negotiate new agreements without labor disruption or on terms favorable to us. In addition, labor organizing activities could occur at any of our facilities. If any labor disruption were to occur at our facilities, we could lose sales due to interruptions in production and could incur additional costs, which would adversely affect our net sales, results of operations, and cash flow.

Our operations are subject to seasonal fluctuations that may impact our cash flow.

Our net sales are generally lower in the first and fourth quarters primarily due to reduced activity in the building industry due to colder, more inclement weather. In addition, quarterly results may be affected by the timing of shipments of large customer orders. Therefore, our cash flow from operations may vary from quarter to quarter. If, as a result of any such fluctuation, our quarterly cash flows were significantly reduced, we may not be able to service our indebtedness or maintain covenant compliance. A default under any of our indebtedness could prevent us from borrowing additional funds and limit our ability to pay interest or principal, and allow our senior secured lenders to enforce their liens against our assets securing our indebtedness to these senior secured lenders.

Economic, political, and other risks associated with foreign operations could adversely affect our financial results.

Although the large majority of our business activity takes place in the United States, we derive a portion of our revenues and earnings from operations in other countries, and are subject to risks associated with doing business internationally. Our sales originating outside the United States represented approximately 11% of our consolidated net sales during the year ended December 31, 2013. We have facilities in Canada, England, and Germany. We believe that our business activities outside of the United States involve a higher degree of risk than our domestic activities. The risks of doing business in foreign countries include deterioration of foreign economic conditions, uncertainty over the stability of the Eurozone, the potential for adverse changes in the local political climate, in diplomatic relations between foreign countries and the United States or in governmental policies, laws or regulations, terrorist activity that may cause social disruption, logistical and communications challenges, costs of complying with a variety of laws and regulations, difficulty in staffing and managing geographically diverse operations, currency rate fluctuations, foreign exchange restrictions, differing local business practices and cultural considerations, restrictions on imports and exports or sources of supply, and changes in duties or taxes. Adverse changes in any of these risks could adversely affect our net sales, results of operations, and cash flows.

Disruptions to our business or the business of our customers or suppliers could adversely impact our operations and financial results.

Business disruptions, including increased costs for or interruptions in the supply of energy or raw materials, resulting from severe weather events such as hurricanes, floods, blizzards, from casualty events, such as fires or material equipment breakdown, from acts of terrorism, from epidemic or pandemic disease, from labor disruptions, or from other events such as required maintenance shutdowns, could cause interruptions to our businesses as well as the operations of our customers and suppliers. Such interruptions could have an adverse effect on our operations and financial results.

The nature of our business exposes us to product liability, product warranty and other claims and other legal proceedings.

We are involved in product liability, product warranty and other claims relating to the products we manufacture and distribute that, if adversely determined, could adversely affect our financial condition, operating results, and cash flows. In addition, we are exposed to potential claims arising from parties, such as customers, for which we may be contractually liable. Although we currently maintain what we believe to be suitable and adequate insurance in excess of our self-insured amounts, there can be no assurance that we will be able to maintain such insurance on acceptable terms or that such insurance will provide adequate protection against potential liabilities. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature could also have a negative impact on customer confidence in our products and our company. We cannot assure you that any current or future claims will not adversely affect our financial condition, operating results, and cash flows.

USE OF PROCEEDS

All proceeds from the sale of the common stock offered hereby will be for the accounts of the Selling Stockholders. We will not receive any of the proceeds from the sale from time to time of the common stock offered hereby. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by any Selling Stockholder will be borne by such Selling Stockholder.

SELLING STOCKHOLDERS

This reoffer prospectus relates to shares of common stock that are being registered for reoffer and resale by Selling Stockholders who have received or acquired, or may hereafter receive or acquire, the shares pursuant to the Plan. The Selling Stockholders may resell all, a portion, or none of the shares of common stock from time to time.

The following table sets forth (a) the name of each Selling Stockholder; (b) the number of shares of common stock beneficially owned by each Selling Stockholder as of May 9, 2014; (c) the maximum number of shares of common stock that each Selling Stockholder may offer for sale from time to time pursuant to this reoffer prospectus, whether or not the Selling Stockholder has any present intention to do so and whether or not such shares have previously been issued to the Selling Stockholders or may be issued in the future if at all; and (d) the number of shares of common stock and the percentage of common stock that would be beneficially owned by each Selling Stockholders assuming the sale of all shares offered hereby. All information with respect to beneficial ownership has been furnished by the Selling Stockholders. The inclusion in the table below of the individuals named therein shall not be deemed to be an admission that any such individuals are our “affiliates” as that term is defined under Rule 405 under the Securities Act.

Information concerning the identities of the Selling Stockholders, the number of shares that may be sold by each Selling Stockholder and information about the shares beneficially owned by the Selling Stockholders may from time to time be updated in supplements to this reoffer prospectus, which will be filed with the SEC in accordance with Rule 424(b) of the Securities Act if and when necessary. The names of persons selling shares under this reoffer prospectus and the amount of such shares are set forth below to the extent we presently have such information. However, other affiliate Selling Stockholders may elect to sell shares pursuant to this reoffer prospectus as they receive them from time to time in the future in which case, as their names and amounts of shares to be reoffered become known, we will supplement this reoffer prospectus with that information.

In addition, as permitted by General Instruction C of Form S-8, certain non-affiliates holding less than the lesser of 1,000 shares or 1% of our common stock issuable under the Plan may resell restricted securities issued under the Plan up to that amount under this reoffer prospectus without being named therein. Any securities covered by this reoffer prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this reoffer prospectus. Information on the shares offered pursuant to this reoffer prospectus, as listed below, do not necessarily indicate that the Selling Stockholder presently intends to sell any or all of the shares so listed. Because the Selling Stockholders may sell none, some or all of the shares owned by them which are included in this reoffer prospectus, no estimate can be given as to the number of shares available for resale hereby that will be held by the Selling Stockholders upon the termination of the offering made hereby. We have therefore assumed, for purposes of the following table, that the Selling Stockholders will sell all of the shares owned by them that are being offered hereby, but will not sell any other shares of our common stock that they presently own.

The address of each Selling Stockholder is c/o Gibraltar Industries, Inc., 3556 Lake Shore Rd., P.O. Box 2028, Buffalo, New York 14219.

	SHARES BENEFICIALLY OWNED PRIOR TO THIS OFFERING (1)		NUMBER OF SHARES BEING	SHARES BENEFICIALLY OWNED UPON COMPLETION OF THE OFFERING (2)
NAME	NUMBER	PERCENT	OFFERED (1)	NUMBER	PERCENT
Brian J. Lipke (3)	1,268,488	4.11%	336,054	1,097,847	3.56%
Chairman of the Board and Chief Executive Officer
Gerald S. Lippes (4)	63,713	*	15,156	48,557	*
Director
Kenneth W. Smith (5)	40,242	*	80,173	10,000	*
Senior Vice President and Chief Financial Officer
William P. Montague (6)	35,838	*	15,156	20,682	*
Director
Arthur A. Russ, Jr. (7)	22,939	*	15,156	7,783	*
Director
Robert E. Sadler, Jr. (8)	28,156	*	19,156	9,000	*
Director
William J. Colombo (9)	23,156	*	19,156	4,000	*
Director
David N. Campbell (10)	21,725	*	15,156	6,569	*
Director
Paul M. Murray (11)	9,836	*	35,585	1,761	*
Senior Vice President Human Resources and Organizational Development
Timothy F. Murphy (12)	7,832	*	35,198	—	*
Vice President, Treasurer and Secretary
Jane L. Corwin (13)	3,103	*	3,103	—	*
Director

*	Denotes less than 1%

(1)	Ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. The actual number of shares beneficially owned and offered for sale is subject to adjustment and could be materially less or more than the estimated amount indicated depending upon factors, which we cannot predict at this time.
(2)	Assumes all the shares offered hereby are sold to persons who are not affiliates of the Selling Stockholders and the Selling Stockholders sell no other shares they beneficially own.
(3)	Includes (i) 221,195 shares of common stock registered in the name of the reporting person, (ii) 1,001,972 shares of common stock held by three trusts for the benefit of Brian J. Lipke, (iii) 5,235 shares of common stock allocated to Brian J. Lipke’s self-directed account under our 401(k) Retirement Savings Plan, (iv) 27,186 shares of common stock held by trusts and custodial accounts for the benefit of the daughters of Brian J. Lipke, and (v) 12,900 shares of common stock held by the minor children of Brian J. Lipke. Excludes (i) 28,267 shares of common stock held by a trust for the benefit of the mother of Brian J. Lipke, as to which he serves as one of three trustees and disclaims beneficial ownership, (ii) 45,000 shares of common stock held by a trust for the benefit of a sibling of Brian J. Lipke, as to which he serves as one of five trustees and disclaims beneficial ownership, (iii) 9,407 shares of common stock held by a trust for the benefit a niece of Brian J. Lipke, as to which he serves as one of three trustees and disclaims beneficial ownership, and (iv) 2,077 shares of common stock held in a custodial account for the benefit of a relative of Brian J. Lipke as to which he disclaims beneficial ownership. The shares being offered by Mr. Lipke include 165,413 shares of common stock underlying restricted stock units and 290,964 shares of common stock of which 97,513 are currently held by the Company in Treasury Stock.
(4)	Includes (i) 61,838 shares of common stock registered in the name of the reporting person, including 9,156 restricted shares with respect to which Mr. Lippes exercises voting power but does not currently have dispositive power and (ii) 1,875 shares of common stock held by Lippco Capital LLC, a company controlled by Mr. Lippes. The shares being offered by Mr. Lippes includes 9,156 shares with respect to which Mr. Lippes exercises voting power but does not currently have dispositive power.
(5)	Includes 40,242 shares of common stock registered in the name of the reporting person. The shares being offered by Mr. Smith include 49,931 shares of common stock underlying restricted stock units and 63,341 shares of common stock of which 23,099 are currently held by the Company in Treasury Stock.
(6)	Includes 35,838 shares of common stock registered in the name of the reporting person, including 9,156 restricted shares with respect to which Mr. Montague exercises voting power but does not currently have dispositive power. The shares being offered by Mr. Montague includes 9,156 shares with respect to which Mr. Montague exercises voting power but does not currently have dispositive power.
(7)	Includes (i) 22,939 shares of common stock registered in the name of the reporting person, including 9,156 restricted shares with respect to which Mr. Russ exercises voting power but does not currently have dispositive power. Excludes 28,267 shares of common stock held by a trust for which Mr. Russ serves as one of three trustees and disclaims beneficial ownership. The shares being offered by Mr. Russ includes 9,156 shares with respect to which Mr. Russ exercises voting power but does not currently have dispositive power.
(8)	Includes 28,156 shares of common stock registered in the name of the reporting person, including 13,156 restricted shares with respect to which Mr. Sadler exercises voting power but does not currently have dispositive power. The shares being offered by Mr. Sadler includes 13,156 shares with respect to which Mr. Sadler exercises voting power but does not currently have dispositive power.
(9)	Includes 23,156 shares of common stock registered in the name of the reporting person, including 13,156 restricted shares with respect to which Mr. Colombo exercises voting power but does not currently have dispositive power. The shares being offered by Mr. Colombo includes 13,156 shares with respect to which Mr. Colombo exercises voting power but does not currently have dispositive power.
(10)	Includes (i) 17,975 shares of common stock registered in the name of the reporting person, including 9,156 restricted shares with respect to which Mr. Campbell exercises voting power but does not currently have dispositive power and (ii) 3,750 shares of common stock held by an Individual Retirement Account for the benefit of Mr. Campbell. The shares being offered by Mr. Campbell includes 9,156 shares with respect to which Mr. Campbell exercises voting power but does not currently have dispositive power.

(11)	Includes (i) 8,075 shares of common stock registered in the name of the reporting person and (ii) 1,761 shares of common stock allocated to Mr. Murray’s self-directed account under our 401(k) Retirement Savings Plan. The shares being offered by Mr. Murray include 27,510 shares of common stock underlying restricted stock units, 536 shares of common stock issuable under options, and 20,711 shares of common stock of which 7,275 are currently held by the Company in Treasury Stock.
(12)	Includes 7,832 shares of common stock registered in the name of the reporting person. The shares being offered by Mr. Murphy include 27,366 shares of common stock underlying restricted stock units, 11,242 shares of common stock issuable under options, and 8,852 shares of common stock of which 1,020 are currently held by the Company in Treasury Stock.
(13)	Includes 3,103 shares of common stock registered in the name of the reporting person. The shares being offered by Ms. Corwin includes 3,103 shares with respect to which Ms. Corwin exercises voting power but does not currently have dispositive power.

PLAN OF DISTRIBUTION

The shares of common stock covered by this reoffer prospectus are being registered by Gibraltar for the account of the Selling Stockholders.

The shares of common stock offered may be sold from time to time directly by or on behalf of each Selling Stockholder in one or more transactions on the NASDAQ Stock Exchange Global Select Market® or any other stock exchange on which the common stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. The Selling Stockholders may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders and/or purchasers of the shares or both. Such compensation as to a particular broker or dealer may be in excess of customary commissions.

In connection with their sales, a Selling Stockholder and any participating broker or dealer may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.

We are bearing all costs relating to the registration of the shares of common stock. Any commissions or other fees payable to brokers or dealers in connection with any sale of the shares will be borne by the Selling Stockholders or other party selling such shares. Sales of the shares must be made by the Selling Stockholders in compliance with all applicable state and federal securities laws and regulations, including the Securities Act.

In addition to any shares sold hereunder, Selling Stockholders may sell shares of common stock in compliance with Rule 144. There is no assurance that the Selling Stockholders will sell all or a portion of the common stock offered hereby.

The Selling Stockholders may agree to indemnify any broker, dealer or agent that participates in transactions involving sales of the shares against certain liabilities in connection with the offering of the shares arising under the Securities Act.

We have notified the Selling Stockholders of the need to deliver a copy of this reoffer prospectus in connection with any sale of the shares.

LEGAL MATTERS

Certain legal matters relating to the validity of the issuance of common stock in this offering are being passed upon for us by Lippes Mathias Wexler Friedman LLP, Buffalo, New York. Gerald S. Lippes, a director of our company, is a partner at Lippes Mathias Wexler Friedman LLP, and is also a stockholder of the Company.

EXPERTS

The consolidated financial statements of Gibraltar Industries, Inc. appearing in Gibraltar Industries, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2013 and the effectiveness of the internal control over financial reporting as of December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our common stock is listed and traded on the NASDAQ Stock Exchange Global Select Market® under the trading symbol “ROCK.” Our SEC filings can be read and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. We also make available on our website, (www.gibraltar1.com), free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K, as soon as practical after we file these reports with the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov. You may obtain any of these documents at no cost, by writing or telephoning us at the following address:

Gibraltar Industries, Inc.

3556 Lake Shore Road

P.O. Box 2028

Buffalo, New York

14219-0228

(716) 826-6500

You should rely solely on the information included or incorporated by reference in this reoffer prospectus or any supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this reoffer prospectus or any supplement is accurate as of any date other than the date on the front of this reoffer prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

We are incorporating by reference certain information that we have filed with the SEC under the informational requirements of the Exchange Act, which means that we disclose important information to you by referring to another document filed separately with the SEC. The information contained in the documents we are incorporating by reference is considered to be a part of this reoffer prospectus, and the information that we later file with the SEC will automatically update and supersede the information contained or incorporated by reference in this reoffer prospectus.

The following documents filed with the SEC are incorporated by reference in this reoffer prospectus:

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed with the SEC on May 2, 2014;

•	our Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 20, 2014;

•	our Proxy Statement on Schedule 14A filed with the SEC on April 1, 2014.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to filing a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities offered hereby then remaining unsold, shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of the filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified, superseded or replaced by a statement or information contained in any other subsequently filed document incorporated herein by reference. Any such statement so modified, superseded or replaced shall not be deemed except as so modified, superseded or replaced, to constitute a part of this registration statement.

The Company will provide without charge to each person to whom a copy of this registration statement is delivered upon the written or oral request by such person, a copy of any or all documents that have been incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written or oral requests should be directed to: Attention: Timothy F. Murphy, Gibraltar Industries, Inc., 3556 Lake Shore Road, P.O. Box 2028, Buffalo, NY 14219-0228 at (716) 826-6500.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed by the Company with the SEC under the Exchange Act are incorporated herein by reference:

•	our Registration Statements on Form S-8 (File Nos. 333-172588, 333-147117 and 333-143582, respectively filed with the SEC on March 8, 2011, November 2, 2007 and June 7, 2007);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed with the SEC on May 2, 2014;

•	our Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 20, 2014;

•	our Proxy Statement on Schedule 14A filed with the SEC on April 1, 2014.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to filing a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities offered hereby then remaining unsold, shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of the filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified, superseded or replaced by a statement or information contained in any other subsequently filed document incorporated herein by reference. Any such statement so modified, superseded or replaced shall not be deemed except as so modified, superseded or replaced, to constitute a part of this registration statement.

The Company will provide without charge to each person to whom a copy of this registration statement is delivered upon the written or oral request by such person, a copy of any or all documents that have been incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written or oral requests should be directed to: Attention: Timothy F. Murphy, Gibraltar Industries, Inc., 3556 Lake Shore Road, P.O. Box 2028, Buffalo, NY 14219-0228 at (716) 826-6500.

Item 4. Description of Securities

Not Applicable

Item 5. Interests of Named Experts and Counsel

Certain legal matters relating to the validity of the issuance of common stock in this offering are being passed upon for us by Lippes Mathias Wexler Friedman LLP, Buffalo, New York. Gerald S. Lippes, a director of our company, is a partner at Lippes Mathias Wexler Friedman LLP and is also a stockholder of the Company.

Item 6. Indemnification of Directors and Officers

Set forth below is a description of certain provisions of the Certificate of Incorporation of the Company, the Bylaws of the Company and the General Corporation Law of the State of Delaware, such as, provisions relating to the indemnification of the directors and officers of the Company. This description is intended only as a summary and is qualified in its entirety by reference to the Certificate of Incorporation, the Bylaws and the General Corporation Law of the State of Delaware.

The Company’s Certificate of Incorporation provides that the Company shall, to the full extent provided by Sections 102 and 145 of the General Corporation Law of the State of Delaware, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto and eliminates the personal liability of its directors to the full extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended from time to time.

Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify its directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. In an action by, or in the right of, the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, although the court in which the suit or action was brought or the Delaware Court of Chancery may determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the ability of a director for any reason or omission occurring prior to the date when such provision becomes effective.

Item 7. Exemption from Registration Claimed

Not Applicable

Item 8. Exhibits

The following exhibits are filed as part of this registration statement.

Exhibit No.	Description

5.1	Opinion of Lippes Mathias Wexler Friedman LLP

10.1	Amended and Restated Gibraltar Industries, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 21, 2006), as amended by Equity Incentive Plan, dated May 18, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 21, 2009)

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Lippes Mathias Wexler Friedman LLP (included in Exhibit 5.1)

Item 9. Undertakings

The undersigned Registrant hereby undertakes:

(a) To file, during any period in which offers and sales are being made, a post-effective amendment to the registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not disclosed previously in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Sections 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(b)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of an action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buffalo, State of New York, on May 3, 2013

Date: May 9, 2014

Gibraltar Industries, Inc.

By:	/s/ Kenneth W. Smith
	Name:	Kenneth W. Smith
	Title:	Senior Vice President, and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Brian J. Lipke	Chairman of the Board and Chief Executive Officer
Brian J. Lipke	(Principal Executive Officer)	May 9, 2014

/s/ Kenneth W. Smith	Senior Vice President and Chief Financial Officer
Kenneth W. Smith	(Principal Financial Officer and Principal Accounting Officer)	May 9, 2014

/s/ Robert E. Sadler, Jr.	Director
Robert E. Sadler, Jr.		May 9, 2014

/s/ Gerald S. Lippes	Director
Gerald S. Lippes		May 9, 2014

/s/ Arthur A. Russ, Jr.	Director
Arthur A. Russ, Jr.		May 9, 2014

/s/ William P. Montague	Director
William P. Montague		May 9, 2014

/s/ David N. Campbell	Director
David N. Campbell		May 9, 2014

/s/ William J. Colombo	Director
William J. Colombo		May 9, 2014

/s/ Jane L. Corwin	Director
Jane L. Corwin		May 9, 2014

Exhibit Index

Exhibit No.	Description

5.1	Opinion of Lippes Mathias Wexler Friedman LLP

10.1	Amended and Restated Gibraltar Industries, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 21, 2006), as amended by Equity Incentive Plan, dated May 18, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 21, 2009)

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Lippes Mathias Wexler Friedman LLP (included in Exhibit 5.1)